                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                            For the month of May 2008

               ACS MOTION CONTROL LTD. (FORMERLY ACS-TECH80 LTD.)
                  (Translation of registrant's name in English)

      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Attached, as Exhibits 1 through 3 to this Report on Form 6-K, respectively, are
(i) the Registrant's press release dated November 1, 2007, regarding its results for the quarter ended September 30, 2007 (ii) the Registrant's press release dated April 3, 2008, regarding its results for the year ended December 31, 2007, and (iii) the Registrant's press release dated May 7, 2008, regarding its results for the quarter ended March 31, 2008, all of which are hereby incorporated by reference herein.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ACS Motion Control Ltd.
                                                       (Registrant)

                                                       By: /s/ Ze'ev Kirshenboim
                                                       -------------------------
                                                       Ze'ev Kirshenboim
                                                       President and Chairman of
                                                       the Board
                                                       Date: May 20, 2008